United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2014

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  X  Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes        No    X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes        No    X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes          No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

ANNUAL SCHEDULE OF CORPORATE EVENTS

Company Name	Vale S.A.
Company Head Office	Av. Graça Aranha, 26 – Center – CEP 20030-900 – Rio de Janeiro
Internet Address	www.vale.com
Investor Relations Officer	Name: Luciano Siani Pires
E-mail: luciano.siani@vale.com
Telephone(s) (21) 3814-8888
Fax: (21) 3814-8820
Responsible for Investor	Name: Rogério Tavares Nogueira
Relations Area	E-mail: rogério.nogueira@vale.com
Telephone(s): (21) 3814-4540
Fax: (21) 3814-9935
Newspapers (and places) where company acts are published	Diário Oficial do Estado do Rio de Janeiro – Rio de Janeiro Jornal do Commercio – Rio de Janeiro Valor Econômico - São Paulo

A – OBLIGATORY SCHEDULE

Complete annual financial statements for financial year ending   31/12/2014

EVENT	DATE
Disclosed through CVM information system	26/02/2015

Standard financial statements for financial year ending   31/12/2014

EVENT	DATE
Disclosed through ENET	26/02/2015

Annual financial statements translated into English for financial year ending   31/12/2014

EVENT	DATE
Disclosed through CVM information system	26/02/2015

Reference Form for current financial year

EVENT	DATE
Disclosed through ENET	29/05/2015

Quarterly Reports – ITR

EVENT – Disclosed through ENET	DATE
For 1st quarter	30/04/2015
For 2nd quarter	30/07/2015
For 3rd quarter	29/10/2015

Quarterly Reports translated into English

EVENT – Disclosed through CVM information system	DATE
For 1st quarter	30/04/2015

For 2nd quarter	30/07/2015
For 3rd quarter	29/10/2015

Annual General Meeting

EVENT	DATE
Sending of administration proposal via CVM information system	17/03/2015
Sending of Summons to AGM via CVM information system	17/03/2015
Annual General Assembly	17/04/2015
Sending of main summary of main issues discussed or minutes of meeting via CVM information system PE	17/04/2015

Extraordinary Annual General Meeting

EVENT	DATE
Sending of administration proposal via CVM information system	17/03/2015
Sending of Summons to AGM via CVM information system	17/03/2015
Annual General Assembly	17/04/2015
Sending of main summary of main issues discussed or minutes of meeting via CVM information system PE	17/04/2015

Public Meeting with Analysts

EVENT	DATE
Apimec – Rio de Janeiro – Av. Rio Branco, 103 – 21st floor – Rio de Janeiro – 14:00	29/01/2015

B. OPTIONAL SCHEDULING

Teleconference if applicable

EVENT	DATA
Conference Call –2014 Results	26/02/2015
Conference Call – 1Q15 Results	30/04/2015
Conference Call – 2Q15 Results	30/07/2015
Conference Call – 3Q15 Results	29/10/2015

Non-executive Board Meetings

EVENT	DATE
Non-executive Board Meeting which is a matter of Market interest
Discussion of 1st instalment of investor remuneration	14/04/2015
Sending of summary of main points discussed or minutes of Meeting via CVM information system	14/04/2015
Discussion of 2nd instalment of investor remuneration	15/10/2015
Sending of summary of main points discussed or minutes of Meeting via CVM information system	15/10/2015

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

By:	/s/ Rogerio Nogueira
Director of Investor Relations

Date: December 09, 2014